January 6, 2011

VIA EDGAR (Correspondence Filing)

Ms. Mary Cole

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust (the “Registrant), File Nos. 333-122917, 811-21720.
Preliminary Proxy Statement on behalf of the Palantir Fund

Dear Ms. Cole:

On behalf of the Registrant, this letter responds to the comments you provided to Michael Barolsky with respect to the Registrant's preliminary proxy statement for the Palantir Fund (the “Fund”) to solicit shareholder approval of a new advisory agreement with Fusion Investment Group, LLC (“Fusion”), the Fund’s current investment adviser, which is currently operating pursuant to an interim advisory agreement.  Our responses to your comments are set forth below.

Comment 1:

Please confirm whether the investment adviser acts as such with respect to any other fund having a similar investment objective, identify and state the size of such other fund and the rate of the investment adviser's compensation.

Response:	The Registrant has confirmed to us that the investment adviser does not act as such with respect to any other fund having a similar investment objective as the Fund.
Comment 2:	Please confirm whether any commissions were paid to any Affiliated Brokers during the most recently completed fiscal year.
Response:	The Registrant has confirmed to us that no commissions were paid to any Affiliated Brokers during the most recently completed fiscal year.

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799485.1

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The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

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The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at (513) 352-6725.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser